Exhibit 99.1

ELBIT IMAGING ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM
20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING RULE 5250(d)

Tel Aviv, Israel, June 9, 2011, Elbit Imaging Ltd. (Nasdaq: EMITF), today announced that its annual report on Form 20-F for the year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission on June 6, 2011 is available through its website at: www.elbitimaging.com under: “Investor Relations - Financial Reports - 2010 - 20F/Form 2010.”  Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il